UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62154 / May 24, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13834

In the Matter of	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO BILTMORE VACATION RESORTS, INC. (n/k/a ABSOLUTESKY, INC.)**
BFA Liquidation Trust,	
Big Dog Partners, Inc.,	
Big Fun Toys, Inc.,	
Billy Dead, Inc.,	
Biltmore Vacation Resorts, Inc.	
(n/k/a Absolutesky, Inc.),	
BioImmune, Inc.,	
BioSecure Corp.,	
Brazos Sportswear, Inc.	
(n/k/a Marinas International, Inc.),	
Bridge Technology, Inc.,	
BrightCube, Inc., and	
B.U.M. International, Inc.,	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Biltmore Vacation Resorts, Inc. (n/k/a AbsoluteSKY, Inc.) ("Biltmore Vacation Resorts" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on March 24, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject

matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Biltmore Vacation Resorts, Inc. (n/k/a AbsoluteSKY, Inc.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

  1. Biltmore Vacation Resorts (CIK No. 1108653) is a Nevada corporation located in Las Vegas, Nevada with a class of securities registered with the Commission under Exchange Act Section 12. On November 28, 2001, the company filed a petition in the U.S. Bankruptcy Court for the District of Nevada, and the case was still pending as of March 18, 2010. As of March 18, 2010 the company's stock (symbol "ABSY") was traded on the over-the-counter markets.

  2. Biltmore Vacation Resorts has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2000.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

         Elizabeth M. Murphy
         Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

<center>Service List</center>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Biltmore Vacation Resorts, Inc. (n/k/a AbsoluteSKY, Inc.) ("Order") on the Respondent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable Robert G. Mahony
Administrative Law Judge
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-2557

Neil J. Welch, Jr., Esq.
Division of Enforcement
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Biltmore Vacation Resorts, Inc. (n/k/a AbsoluteSKY, Inc.)
c/o Timothy S. Cory, Esq.
Chapter 7 Trustee
8831 W. Sahara Avenue
Las Vegas, NV 89117